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                                                                   EXHIBIT 99.14

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

SMARTLOGIK GROUP PLC

2)   Name of shareholder having a major interest

ELECTRA QUOTED MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST AS A RESULT OF INVESTMENT MANAGEMENT ACTIVITIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

2,700,000 ORDINARY SHARES OF ONE PENCE - HOLDERS NOT DISCLOSED

5)   Number of shares/amount of stock acquired

24,436,993 ORDINARY SHARES OF ONE PENCE

6)   Percentage of issued class

5.23%

7)   Number of shares/amount of stock disposed

N/A

8)   Percentage of issued class

N/A

9)   Class of security

ORDINARY SHARES OF ONE PENCE

10)  Date of transaction

9 JULY 2001

11)  Date company informed

10 JULY 2001

12)  Total holding following this notification

27,136,993 ORDINARY SHARES OF ONE PENCE IN THE FOLLOWING ACCOUNTS:

BARFIELD NOMINEES LIMITED A/C 12369 - 15,000,000
CLYDESDALE BANK (CUSTODIAN NOMINEES) LIMITED A/C ESP - 4,000,000
CLYDESDALE BANK (CUSTODIAN NOMINEES) LIMITED A/C EQP - 8,136,993
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13)  Total percentage holding of issued class following this notification

5.81%

14)  Any additional information


15)  Name of contact and telephone number for queries

CAROLINE WEBB - 020 7925 7676

16) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB

  Date of notification  11 JULY 2001